1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports Third Quarter EPS of NT$1.18
Hsin-Chu, Taiwan, R.O.C., October 29, 2009 — TSMC today announced consolidated revenue of NT$89.94 billion, net income of NT$30.55 billion, and diluted earnings per share of NT$1.18 (US$0.18 per ADS unit) for the third quarter ended September 30, 2009.
Year-over-year, third quarter revenue decreased 3.3% while net income decreased 0.1% and diluted EPS increased 0.3%. Compared to second quarter of 2009, third quarter results represent a 21.2% increase in revenue, an increase of 25% in net income, and an increase of 24.8% in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Gross margin for the quarter was 47.7%, operating margin was 35.6%, and net margin was 34%.
As demand outlook continued to improve, third quarter saw a solid growth in the demand for semiconductors across all major applications.
Advanced process technologies (0.13-micron and below) accounted for 67% of wafer revenues. 90-nanometer process technology accounted for 18% of wafer revenues, 65-nanometer 31%, and 40-nanometer exceeded 4% of total wafer sales.
“For the fourth quarter, we expect the demand from computer related applications to grow strongly while communication related applications will take a pause after two consecutive quarters’ strong momentum, and consumer applications will decline following their seasonal pattern,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects overall performance for fourth quarter 2009 to be as follows”:
•	Revenue is expected to be between NT$90 billion and NT$92 billion;

•	Gross profit margin is expected to be between 47% and 48.5%;

•	Operating profit margin is expected to be between 35.5% and 37%.
Lora Ho further said: Due to stronger demand for 40-nanometer and 65-nanometer technologies, TSMC 2009 capital expenditure is further raised and is expected to be around US$2.7 billion”.
# # #

TSMC’s 2009 third quarter consolidated results :
(Unit: NT$ million, except for EPS)

	3Q09		3Q08		YoY	2Q09		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	89,936		92,979		(3.3)	74,212		21.2
Gross profit	42,858		43,094		(0.5)	34,296		25.0
Income from operations	31,984		32,917		(2.8)	25,127		27.3

Income before tax	32,957		34,430		(4.3)	26,389		24.9
Net income	30,551		30,574		(0.1)	24,442		25.0

EPS (NT$)	1.18	**	1.17	***	0.3	0.94	****	24.8

*	2009 third quarter figures have not been approved by Board of Directors

**	Based on 25,984 million weighted average outstanding shares

***	Based on 26,070 million weighted average outstanding shares

****	Based on 25,944 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 29, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer